Exhibit 12

TAUBMAN CENTERS, INC.
Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Year Ended December 31

	2004	2003	2002	2001	2000
Earnings from Continuing Operations before
income from equity investees	$19,900	$(5,448)	$14,103	$29,619	$119,772 (1)

Add:
Fixed charges	116,584	104,626	95,280	97,184	87,602
Amortization of previously capitalized interest	3,612	3,256	2,601	1,630	1,295
Distributed income of Unconsolidated Joint Ventures	40,070	36,740	27,912	21,861	28,479

Deduct:
Capitalized interest	(5,995)	(9,134)	(6,317)	(23,701)	(25,011)
Preferred distributions	(12,244)	(9,000)	(9,000)	(9,000)	(9,000)

Earnings available for fixed charges and preferred dividends	$161,927	$121,040	$124,579	$117,593	$203,137

Fixed charges:
Interest expense	$95,934	$84,194	$77,479	$61,959	$51,049
Capitalized interest	5,995	9,134	6,317	23,701	25,011
Interest portion of rent expense	2,411	2,298	2,484	2,524	2,542
Preferred distributions	12,244	9,000	9,000	9,000	9,000

Total fixed charges	$116,584	$104,626	$95,280	$97,184	$87,602

Preferred dividends	17,444	16,600	16,600	16,600	16,600

Total fixed charges and preferred dividends	$134,028	$121,226	$111,880	$113,784	$104,202

Ratio of earnings to fixed charges and preferred
dividends	1.2	1.0 (2)	1.1	1.0	1.9

(1)	Earnings from continuing operations in 2000 include the Company’s $85.3 million gain on the disposition of Lakeside.
(2)	Earnings available for fixed charges and preferred dividends were less than total fixed charges and preferred dividends by $0.2 million.